Exhibit 99.1

etoro to Acquire TradeZero to Accelerate US Expansion

New York – August 11th, 2026 - etoro Group Ltd. (“etoro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, announced today that it has entered into an agreement to acquire TradeZero, a US-focused online brokerage serving active traders.

TradeZero is a highly complementary business that strengthens etoro’s presence in the US. Founded in 2015, TradeZero brings next generation trading platforms, global broker-dealer infrastructure, a highly engaged community of traders, plus access to the Canadian market. Together, these capabilities create opportunities to accelerate product innovation, enhance the client experience, and broaden the products and services offered across both platforms. TradeZero has operations across the US, Canada and international markets.

“Today’s announcement is an important step in building our US business,” said Yoni Assia, Co-Founder and Chief Executive Officer of etoro. “TradeZero has built a successful franchise, with differentiated technology, broker-dealer infrastructure and a highly engaged trading community. This combination gives us a faster path to launching new products for US customers and strengthens our offering. Together, we’ll innovate faster as we continue building the global financial superapp for the next generation of users.”

“TradeZero was built by active traders, for active traders, and everything we’ve done since 2015 has been in service of that community,” said Daniel Pipitone, Co-Founder and Chief Executive Officer of TradeZero. “Joining etoro is an exciting next step for our team and our traders. Their global platform and millions of users give us the scale to accelerate innovation, while our broker-dealer infrastructure and proprietary trading tools strengthen an even broader investing platform.”

Under the terms of the agreement, etoro expects the aggregate purchase consideration to be up to $231 million, consisting of cash and up to 2.5 million newly issued Class A common shares of the Company, subject to certain customary purchase price adjustments.

TradeZero generated approximately $80 million in revenue in the last twelve months1, with 81% gross margins during Q226. The transaction is expected to be accretive to adjusted EPS in the first year upon completion, making it a complementary addition to etoro’s financial profile while strengthening the Company’s long-term growth prospects.

The acquisition is subject to customary closing conditions, including obtaining requisite regulatory approvals, and is currently expected to close during the first half of 2027.

Jefferies served as exclusive financial adviser to etoro and Simpson Thacher & Bartlett LLP is serving as lead deal counsel for etoro. J.P. Morgan Securities LLC served as exclusive financial adviser to TradeZero and Choate, Hall & Stewart LLP is serving as lead deal counsel for TradeZero.

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Notes to editors

1. For the twelve months ended June 30, 2026.

About etoro

etoro is the platform where you can trade, invest, save and spend. Founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way, we’ve built a regulated, Nasdaq-listed platform used by millions of people in 75 countries.

We believe there is power in shared knowledge. By combining the collective intelligence of our community with AI-powered tools, we’ve created a collaborative investment community designed to help you grow your knowledge and wealth. On etoro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, copy other investors, or invest with an AI agent.

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About TradeZero

TradeZero Holding Corp. owns TradeZero, Inc., a Nassau, Bahamas based broker-dealer serving international clients since 2015, TradeZero America, Inc., a U.S. broker-dealer serving U.S. clients since 2019, TradeZero Canada Securities ULC serving Canadian clients since 2022, and TradeZero Europe B.V. servicing certain EU clients since 2025. Through its broker-dealer subsidiaries, TradeZero offers retail traders commission-free stock trading and access to U.S equities and equity options trading. TradeZero provides its clients with an advanced suite of desktop, web-based and mobile software platforms, all of which include its proprietary short locator. TradeZero’s innovative features and capabilities for stock shorting accommodate all types of retail traders, especially the active trader. Visit https://www.tradezero.co for more information.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our market positioning, development plans, growth strategy and the consummation and anticipated benefits of the pending acquisition of TradeZero. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond etoro’s control. etoro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or add new users; extreme competition; changes in the regulatory and legal framework under which we operate; regulatory inquiries and investigations; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of Open Source Software (“OSS”); risks related to artificial intelligence (“AI”); the ability to maintain the listing of our securities on Nasdaq; changes in general economic or political conditions; changes to accounting principles and guidelines; unexpected costs or expenses; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 2, 2026, as such factors may be updated from time to time in etoro’s filings with the SEC, which are, or will be, accessible on the SEC’s website at www.sec.gov.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent etoro’s views as of the date of this press release. etoro anticipates that subsequent events and developments will cause its views to change. etoro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing etoro’s views as of any date subsequent to the date of this press release.

No Offer or Solicitation This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Source: etoro Group Ltd.

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